CUSIP No.  743868101                                         Page 27 of 33 Pages


                                                                       EXHIBIT 3

                                 [ON LETTERHEAD]

July 11, 2002

The Board of Directors
c/o Craig G. Blunden
Chairman of the Board
Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, CA  92506

Dear Craig:

I am sending this letter as a follow up to my letter to your Board dated May 29, 2002 and our several telephonic conversations. As stated many times previously, I had hoped that we would be able to work together on a friendly basis concerning our request for board representation. In the six weeks that have passed, there has been no tangible progress towards that goal. Rather, we have had numerous conversations which seem to lead nowhere, we have readily responded to requests for biographical information and professional references, and in the case of Gene Gaines, he has willingly met with you in a hope to move this forward. The lack of progress is disappointing given the spirit of cooperation with which we have conducted ourselves during this period.

As I mentioned on the telephone the other day, the goal of my group remains the same - we would like two seats on the board of directors. We believe that these seats are warranted and necessary given the company's anemic earnings performance and the lack of independent out-of-community oversight. With a shareholder base including a majority of institutional investors, some representation on the board would seem appropriate, if not imperative. You recently suggested to me that the board's decision regarding this would be based, in part, on the findings of a proxy solicitation firm. We greatly look forward to their findings. We think they will support our point of view as long as they are honest with you and don't just tell you what you need to hear to hire them for a lucrative (for them) proxy battle. Our confidence is based on the numerous calls we have received from like-minded institutional and individual shareholders. Note that this did not waste any of shareholder's equity as a formal proxy battle.

What we think you should be focusing on are daily press reports and discussions in Congress pointing to the need for more experienced, independent and objective board members throughout corporate America. Corporate governance seems to be the rallying cry. As such, it is very surprising that a report from a paid and possibly partial proxy solicitor would influence your decision as opposed to the clear need that the company has, the qualifications stated in both the original letter and by the references we provided, and the shareholder profile of the company.

Furthermore, our discussion regarding capital management strategies and lowering bloated overhead were reminiscent of conversations I have had with you for years. As opposed to your contention that the problem has been poor communication of your business plan and prospects to

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CUSIP No.  743868101                                         Page 28 of 33 Pages


investors, I pose that the problem has been with the execution of those plans. You've communicated your plans and goals clearly. You just haven't achieved them. This further convinces us that the board needs to hear fresh voices with different experience and qualifications and more directly representing all shareholders' interests.

I continue to believe that we can work together in a friendly and constructive manner, and because of this, we have chosen to not yet file an amended 13D nor release this letter publicly. But, we would like to see constructive discussions and substantial progress made toward adding us to the board of directors by July 22, which I believe to be the date of your next board meeting. We believe this board meeting is an ideal time to introduce us to the members of the board and for them to formally approve our addition. If no such progress is made by this date, we will take this as substantial proof of your unwillingness to work together on this, and we will begin the process that will result in the formal nomination of Gene and me as directors. Simply put, if no agreement is reached by the time of your board meeting, we will redirect our prodigious energies and resources toward taking our case directly to all shareholders.

As time is short, I hope to hear a response to our letter as soon as possible and I look forward to working with you on these issues.

Sincerely,

/s/ Seymour Jacobs

Seymour Jacobs
Managing Member
JAM Managers, L.L.C.
As General Partner for
JAM Partners, L.P.